1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

November 2, 2011

VIA EDGAR

Brick Barrientos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Trust” or “Registrant”)

File Nos. 333-155395, 811-22250

Dear Mr. Barrientos:

In an October 17, 2011 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 34 (“PEA 34”) to the Registrant’s registration statement under the Securities Act of 1933, as filed on August 31, 2011. PEA 34 was filed to make changes to the Trust’s (i) prospectus for the Index Exchange-Traded Funds (the “Prospectus”), and (ii) Statement of Additional Information (the “SAI”). Capitalized terms used below that are undefined have the same meaning as set forth in PEA 34. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectus

Comment 1:  Fund Summaries – With respect to those Funds with incomplete fee tables, complete the fee tables and related footnotes and provide copies of such fee tables and footnotes in correspondence to the Staff prior to the filing’s effectiveness.

Response:  Comment accepted. Please see correspondence from Adam T. Teufel, Dechert LLP, to Brick Barrientos, Division of Investment Management, SEC, dated October 26, 2011, in which we provided completed fee tables and footnotes, as of October 26, 2011, for those Funds with incomplete fee tables in PEA 34.

Comment 2:  Fund Summaries – Each Fund’s Principal Investment Strategies discusses the Fund’s average portfolio duration. Clarify and expand on the brief description of duration in this section.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC  EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing   Hong Kong

Brick Barrientos November 2, 2011 Page 2

Response:  Each Fund discloses the following within its Principal Investment Strategies:

The average portfolio duration of this Fund will closely correspond to the duration of its Underlying Index, which as of September 30, 2011 was [ ] years. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.

This discussion of duration is supplemented by a more complete discussion of duration within the Characteristics and Risks of Securities and Investment Techniques—Duration section of the Prospectus, which states:

Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. Similarly, a Fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a Fund with a shorter average portfolio duration. By way of example, the price of a bond fund with an average duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point. Conversely, the price of a bond fund with an average duration of negative three years would be expected to rise approximately 3% if interest rates rose by one percentage point. The maturity of a security, another commonly used measure of price sensitivity, measures only the time until final payment is due, whereas duration takes into account the pattern of all payments of interest and principal on a security over time, including how these payments are affected by prepayments and by changes in interest rates, as well as the time until an interest rate on a security is reset (in the case of variable-rate securities).

In light of both sections of disclosure, the Registrant believes the current disclosure regarding duration is adequate as is.

Comment 3:  Fund Summaries – Confirm that the Funds’ derivatives disclosure is consistent with the observations made in the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) or revise the disclosure to the extent appropriate.

Response:  The Registrant has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and confirms that, in the Registrant’s opinion, the Funds’ derivatives disclosure is consistent with the observations made in the Letter.

Brick Barrientos November 2, 2011 Page 3

To the extent a Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the Registrant believes both the Principal Investment Strategies and Principal Risks sections (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Fund’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

Each Fund provides a summary of the types of derivatives used within its Principal Investment Strategies section. The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of a Fund’s principal investment strategies. A Fund may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, risk management and in furtherance of the Fund’s investment strategies, both principal and secondary. It would be impossible to identify each type of derivative instrument that may be used, and the various purposes for such use given a continually changing investment landscape, within the confines of a summary of principal investment strategies. The Description of Principal Risks section following the Fund Summaries is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to a Fund.

Although the Registrant does not believe it appropriate to include a full description of each type of derivative used and the purposes thereof within the Fund Summary, the Registrant notes that more complete disclosure is found elsewhere in the registration statement. For example, the Description of Principal Risks section of the prospectus provides a more complete description of the principal risks of derivatives exposure. Still more detailed disclosure regarding derivatives, and their risks, is found in both the Characteristics and Risks of Securities and Investment Techniques section of the prospectus and the Investment Objectives and Policies section of the SAI. The Registrant believes that this presentation of derivatives disclosure throughout the registration statement – beginning with a summary in the Fund Summary and providing successively more detail in each of three separate sections of the prospectus and SAI that follow – is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks.

Comment 4:  Fund Summaries and Description of Principal Risks – Consider revising Liquidity Risk for each Fund to indicate that liquidity is a function of pricing (i.e., that liquidity risk is heightened to the extent the Fund values a security at too high a price).

Response:  Liquidity Risk, as described in the Fund Summaries, states:

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Fund may be unable to sell illiquid securities at an

Brick Barrientos November 2, 2011 Page 4

advantageous time or price or achieve its desired level of exposure to a certain sector

The more complete description of Liquidity Risk in the Description of Principal Risks section states:

Liquidity risk exists when particular investments are difficult to purchase or sell. Illiquid securities are securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which a Fund has valued the securities. A Fund’s investments in illiquid securities, if any, may reduce the returns of that Fund because it may be unable to sell the illiquid securities at an advantageous time or price. Additionally, the market for certain investments may become illiquid under adverse market or economic conditions independent of any specific adverse changes in the conditions of a particular issuer. In such cases, a Fund, due to limitations on investments in illiquid securities and the difficulty in purchasing and selling such securities or instruments, may be unable to achieve its desired level of exposure to a certain sector. To the extent that a Fund’s principal investment strategies involve securities with substantial market and/or credit risk, that Fund will tend to have the greatest exposure to liquidity risk.

In light of both sections of disclosure, the Registrant believes the current Liquidity Risk disclosure is adequate as is. Liquidity Risk, as indicated above, states “[i]lliquid securities are securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which a Fund has valued the securities.” The Registrant believes this disclosure adequately informs investors that the Fund (a) assigns values to its securities (as described elsewhere in the Prospectus) and (b) may not be able to sell such securities in a timely manner at the price which they have been valued. Accordingly, the Registrant believes the disclosure clearly informs investors that illiquidity is in part a function of how accurately the Fund assigns values to (i.e., prices) the Fund’s portfolio holdings.

Comment 5:  Following the Fund Summaries, consider adding a description of principal investment strategies consistent with the requirements of Item 9(b) of Form N-1A.

Response:  In response to Item 9(b)(1), the Registrant currently describes each Fund’s principal investment strategies, including the particular types of securities in which the Fund principally invests, in each Fund Summary under the heading Principal Investment Strategies. Additional information regarding the Funds’ principal investment strategies is provided in the Characteristics and Risks of Securities and Investment Techniques section of the Prospectus. In response to Item 9(b)(2), the Registrant explains in general terms how the portfolio manager decides which securities to buy and sell in each Fund’s Principal Investment Strategies section. Additional

Brick Barrientos November 2, 2011 Page 5

disclosure is included under the Characteristics and Risks of Securities and Investment Techniques section of the Prospectus, in particular the Securities Selection subsection.

Comment 6:  Individual Portfolio Manager – Item 10(a)(2) of Form N-1A requires that each “Portfolio Manager’s business experience during the past 5 years” be disclosed. Accordingly, update the Portfolio Manager’s Recent Professional Experience to indicate his specific roles or responsibilities at PIMCO from 2006 to present.

Response:  The current disclosure states “Dr. Bhansali is the firm-wide head of analytics for portfolio management, and a senior member of PIMCO’s portfolio management team.” The disclosure further indicates that Dr. Bhansali joined PIMCO eleven years ago. The Registrant believes this information is responsive to the Item 10(a)(2) requirement to “state the Portfolio Manager’s business experience during the past 5 years.” In response to the Staff’s comment, the Registrant has reviewed the Registrant’s other prospectus and made revisions to certain portfolio managers’ Recent Professional Experience where appropriate.

Comment 7:  Characteristics and Risks of Securities and Investment Techniques – Consider revising this section to more clearly delineate which investment strategies and risks are principal or secondary in nature.

Response:  The introduction to the Characteristics and Risks of Securities and Investment Techniques section states that “[t]his section provides additional information about some of the principal investments and related risks of the Funds described under ‘Fund Summaries’ and ‘Description of Principal Risks’ above. It also describes characteristics and risks of additional securities and investment techniques that may be used by the Funds from time to time.”

The Description of Principal Risks section, immediately following the Fund Summaries, only discusses those securities and investment techniques which may constitute a principal risk to a Fund. To the extent additional discussion of such principal strategies and risks is provided in the Characteristics and Risks of Securities and Investment Techniques section, the Description of Principal Risks section prominently identifies such securities and techniques in bold type. The introduction to the Description of Principal Risks section makes clear that bold type is used so that investors may easily cross-reference additional discussion of principal strategies and risks in the Characteristics and Risks of Securities and Investment Techniques section. All other discussion in the Characteristics and Risks of Securities and Investment Techniques section (i.e., securities and techniques not discussed in the Fund Summaries or Description of Principal Risks section) addresses non-principal strategies and risks.

The Registrant believes the typical investor will refer to the Fund Summaries or Description of Principal Risks section first, each more prominently placed towards the front of the Prospectus,

Brick Barrientos November 2, 2011 Page 6

for information on the principal strategies and risks of the Funds. To the extent an investor seeks additional information regarding such principal strategies and risks, cross-referencing by bold type provides the investor an easy method to identify which securities and techniques within the Characteristics and Risks of Securities and Investment Techniques section constitute principal strategies and risks. To the extent any securities or techniques are discussed in the first instance in the Characteristics and Risks of Securities and Investment Techniques section, the Registrant believes the introductory narrative to this section makes clear that the investor should understand such disclosure to relate to non-principal strategies and risks.

Comment 8:  Characteristics and Risks of Securities and Investment Techniques—Changes in Investment Objectives and Policies – This section indicates each Fund’s investment objective is non-fundamental and may be changed by the Board of Trustees without shareholder approval. Consider adding disclosure regarding whether or not advance notice of a change will be provided to shareholders.

Response:  Each Fund’s investment objective states that the Fund “seeks to provide total return that closely corresponds, before fees and expenses, to the total return of [the Fund’s Underlying Index].” Moreover, each Fund has adopted a non-fundamental investment policy to provide shareholders advance notice of a change in the Fund’s policy to invest, under normal circumstances, at least 80% of its total assets (exclusive of collateral held from securities lending) in the component securities of the Fund’s Underlying Index. Accordingly, in the event the Board of Trustees approves a change to a Fund’s investment objective, the Registrant would revise or supplement the Fund’s prospectus and file the same with the SEC prior to first use. The Fund would promptly deliver the supplemented prospectus (reflecting the new investment objective) to all existing shareholders to the extent such delivery is deemed necessary and appropriate. The Fund would also file an amended registration statement with the SEC to the extent doing so is deemed necessary and appropriate in light of the changes to the Fund’s investment objective.

Statement of Additional Information

Comment 9:  There is a sentence on page 40 within the Investment Restrictions section that states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.” Revise or delete this sentence as it is inconsistent with the Staff’s view that these securities are part of an industry or a group of related industries.

Response:  The Registrant notes that the Staff has previously given this comment to Registrant’s Post-Effective Amendment No. 13, as filed on March 10, 2010, Post-Effective Amendment No. 27, as filed April 20, 2011, Post-Effective Amendment No. 28, as filed June 6, 2011 and Post-Effective Amendment No. 32, as filed August 3, 2011. The Staff has also given this comment to

Brick Barrientos November 2, 2011 Page 7

other PIMCO-advised registrants’ post-effective amendments from time to time. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 13,1 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior correspondence with the Staff, as of June 30, 2011 and until formal Staff guidance is published with respect to this issue, each series of the Trust has adopted an internal operating policy limiting each Fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the Fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), each series of the Trust has also adopted an internal operating policy to invest no more than 25% of its assets in Private CMBS. These policies are operating policies of the Funds. They are not fundamental investment restrictions.

Comment 10:  There is disclosure on page 76 regarding confidential dissemination of portfolio holdings information. In addition to the current description of ongoing arrangements to make available information about the Funds’ portfolio securities, include (i) the identity of the persons who receive information pursuant to such arrangements and (ii) the length of lag, if any, between the date of the information and the date on which the information is disclosed.

Response:  Comment accepted. The Registrant has reviewed the SAI disclosure and believes it is currently adequate as is. The Registrant will continue to review its ongoing confidential disclosure arrangements, if any, and will make clarifying revisions to the SAI disclosure to the extent necessary or appropriate in response to Item 16(f)(2) of Form N-1A. This section of the SAI states “[t]he Disclosure Policy does not require a delay between the date of the information and the date on which the information is disclosed” which the Registrant believes addresses the Staff’s comment with respect to Item 16(f)(1)(iii).

[1]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 13 (August 24, 2010).

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*                    *                     *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 34 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

EXHIBIT

PIMCO ETF Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

November 2, 2011

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”) (File Nos. 333-155395, 811-22250)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 34 to the Registrant’s registration statement under the Securities Act of 1933, as filed on August 31, 2011 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

Vice President

cc:	Douglas P. Dick, Dechert LLP

Adam T. Teufel, Dechert LLP

J. Stephen King, Jr., Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC